Exhibit 99.4

Beckman Coulter Agrees to Acquire IRIS

BEC Associate Questions and Answers

09/16/2012

Company Confidential – Not for Distribution

Questions about How and Why?

1.	Why are we acquiring IRIS?

This is a very important acquisition for Beckman Coulter Diagnostics as we continue to focus on our strategy of serving the core hospital laboratory. While most of our instruments perform tests on blood and blood products, IRIS’s systems perform analysis on urine.

IRIS products are typically sold to the same hematology hospital customer currently called on by Beckman Coulter today. The value proposition to the customers is the same value that Beckman Coulter brings, reduction of manual reviews and labor savings for the laboratory.

IRIS has a solid reputation in our industry and excellent products that our target customers really like. IRIS’s automated and semi-automated urinalysis systems have been growing at 9 – 10%, above the market rate, which makes it an ideal addition to a growth-oriented company. Additionally, IRIS is leveraging its core strengths on an intriguing R&D project that will be key in extending Beckman Coulter Diagnostics’s leadership position in hematology, and something that our founder inventors would be proud of.

2.	What’s in it for IRIS?

By combining with Beckman Coulter Diagnostics’s strong commercial infrastructure, IRIS can extend the reach and market share of their products in every geography around the globe, increasing the growth of this product line well into double-digits. Because IRIS and Beckman Coulter Diagnostics serve the same customer base without any product overlap, we anticipate that the IRIS and Beckman Coulter Diagnostics would make an excellent combination.

3.	How can we afford this?

One of the upsides of Beckman Coulter being a part of the Danaher family is access to Danaher’s significant investment capacity. The acquisition of IRIS is an example where Beckman Coulter Diagnostics can leverage Danaher’s capability to help grow our company.

This acquisition, in conjunction with the previous acquisition of Blue Ocean, provides a solid basis of technological leadership and innovation for our Hematology business.

4.	What does this mean for Beckman Coulter? For me?

The IRIS acquisition provides additional products for Beckman Coulter Diagnostics customers to help manage work flow in the central laboratory, with products that reduce manual review of slides and provide significant labor savings in the lab. This reinforces one of Beckman Coulter’s chief competitive advantages – our leadership in automation.

We commit to timely and continuing communications for associates of both companies as transition plans are developed and implemented.

Questions Related to Jobs

1.	Will our sales force expand?

Certainly in the near term. We anticipate that IRIS sales, service and marketing will continue to be responsible for the products through integration planning and into next year.

2.	Will we lay off associates as a result of the acquisition?

We anticipate there will be some reductions associated with the acquisition, primarily at IRIS. Certain functions that must be performed in a public company will no longer be required. Once the transaction closes, the two companies will collaborate on transition planning and we promise to keep the associates informed as we go through this transition.

3.	Will members of IRIS’s senior management team remain in place?

Yes, at this time. Integration planning is just beginning and no decisions have been made yet. We anticipate that Cesar Garcia, current IRIS CEO, will continue in a leadership role reporting to the Beckman Coulter Diagnostics’ president (initially Tom Joyce and then Arnd Kaldowski) through the initial phases of the acquisition.

In addition, we are committed to retaining the best people, and have been very impressed with members of IRIS’s management team and associates. As we work through decisions about company structure and reporting, we’ll know more about what positions are needed.

Questions Related to Integration and Business Impact

1.	What is the timetable for integration? How long will it take?

Once we close, we expect to spend the rest of the year on integration planning. For the first three to six months, we will focus on adding IRIS to our operating rhythm and KPIs.

2.	Will IRIS’s name change?

No. Although it will become part of Beckman Coulter Diagnostics, IRIS has a very well recognized and valuable brand in the market. Additional decisions around the best way to capitalize on the IRIS brand names will be determined during the integration phase.

3.	Who will lead IRIS?

It is anticipated that the current CEO, Cesar Garcia, will continue in a leadership role, reporting to the Beckman Coulter Diagnostics President (initially Tom Joyce and then Arnd Kaldowski). We will also choose an integration leader from Beckman Coulter.

4.	What can you tell me about IRIS?

IRIS is a customer-focused organization driven by innovation, made up of three divisions: IRIS Diagnostics which includes its urinalysis products, IRIS Sample Processing (formerly StatSpin) and Personalized Medicine, a new division with products and research focused on defining prognosis of certain cancers.

IRIS Diagnostics has served the global urinalysis testing market for more than 25 years and currently is proud to offer a portfolio of urinalysis instrumentation products under the names of iQ®200SPRINT™, iQ®200ELITE™ and iQ®200SELECT™ Systems, iRICELL® workstations, iChem®VELOCITY™ and iChem®100.

The company’s headquarters are in Chatsworth, California. It has roughly 400 employees in locations in Chatsworth; Carlsbad, CA; Westwood, MA; Marburg and Cologne, Germany, Tremblay, France; and Cambridge, UK.

5.	When do we start selling IRIS’s products?

It’s too early to say. We need to complete the transaction and develop transition plans to be able to answer.

6.	What do you want me to do to help with this acquisition?

Unless you’re asked for specific help, it’s business as usual. Do what you are doing today, and do it well. If your function is needed to assist with integration activities, you will be notified specifically.

7.	What effect will this have on our priorities? Does this change any of our projects?

This acquisition should not have an effect on any existing Beckman Coulter Diagnostics priorities or projects. Once the integration planning process is completed, we should have visibility to some new KPIs related to IRIS that we will add to the ones we are already tracking.

8.	Do we have any common suppliers?

Once the deal closes, we will review IRIS’s list of suppliers to understand where we have common vendors.

Questions about the Transaction

1.	When will the acquisition close?

We expect the transaction to close in the fourth quarter. Remember that, just as when Danaher acquired Beckman Coulter, the acquisition and tender offer are subject to customary conditions, including tender of a majority of the outstanding shares into the offer (on a fully diluted basis), applicable regulatory approvals and other customary closing conditions.

2.	If we want to make more acquisitions, will we still have the financial capability to do so?

That’s one of the great things about being part of Danaher. If Beckman Coulter sees another opportunity that’s as attractive as this one, we have the resources behind us to take advantage of it. That being said, we don’t anticipate any additional acquisitions during the transition planning and early integration of IRIS.

3.	How is the deal structured?

A wholly-owned subsidiary of Beckman Coulter will extend a “tender offer” for all outstanding shares of IRIS, much like the transaction when Danaher acquired us. Following the successful consummation of the tender offer, we will complete the acquisition of IRIS through a merger.

4.	Are we planning to sell other parts of the company to pay for this?

No.

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